UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                            BALLARD POWER SYSTEMS INC
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   0585H 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)

                               Corey MacGillivray
                               Ford Motor Company
                           One American Road, Rm. 1036
                            Dearborn, Michigan 48126
                               Tel: (313) 845-4932
           -----------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 12, 2005
         -------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing the information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 0585H 10 4                   13D


------- -----------------------------------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification No. of above persons (Entities Only)
        Ford Motor Company
        I.R.S. Identification Number: 38-0549190
------- -----------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                                (a) /x /

                                                                                                        (b)  / /
------- -----------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- -----------------------------------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        WC
------- -----------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or  2(e)                 / /
------- -----------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ---- -------------------------------------------------------------------------------
          NUMBER OF            7    Sole Voting Power
           SHARES
     BENEFICIALLY OWNED             11,944,033
      BY EACH REPORTING        ---- -------------------------------------------------------------------------------
           PERSON              8    Shared Voting Power
            WITH
                                    12,237,165
                               ---- -------------------------------------------------------------------------------
                               9    Sole Dispositive Power

                                    11,944,033
                               ---- -------------------------------------------------------------------------------
                               10   Shared Dispositive Power

                                    12,237,165
------- -----------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        24,181,198
------- -----------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                 / /
------- -----------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        19.6%
------- -----------------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        CO
------- -----------------------------------------------------------------------------------------------------------



                                      -3-

CUSIP No. 0585H 10 4                   13D

------- -----------------------------------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification No. of above persons (Entities Only)
        Ford Global Technologies, LLC
        I.R.S. Identification Number: 38-6058810
------- -----------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                                (a) /x /

                                                                                                        (b)  / /
------- -----------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- -----------------------------------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        WC
------- -----------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or  2(e)                 / /
------- -----------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ---- -------------------------------------------------------------------------------
          NUMBER OF            7    Sole Voting Power
           SHARES
     BENEFICIALLY OWNED             0
      BY EACH REPORTING        ---- -------------------------------------------------------------------------------
           PERSON              8    Shared Voting Power
            WITH
                                    12,237,165
                               ---- -------------------------------------------------------------------------------
                               9    Sole Dispositive Power

                                    0
                               ---- -------------------------------------------------------------------------------
                               10   Shared Dispositive Power

                                    12,237,165
------- -----------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        12,237,165
------- -----------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                 / /
------- -----------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        9.9%
------- -----------------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        OO
------- -----------------------------------------------------------------------------------------------------------

CUSIP No. 0585H 10 4                   13D



The Schedule 13D filed by Ford Motor Company and Ford Global Technologies, Inc. on April 20, 1998, as amended by Amendment Number 1 to Schedule 13D filed by Ford Motor Company and Ford Global Technologies, Inc. dated December 10, 2001, is amended as hereinafter provided.

Item 2.         Identity and Background.

This Schedule 13D is filed jointly by Ford Motor Company, a Delaware corporation ("Ford"), and Ford Global Technologies, LLC, a Delaware limited liability company ("FGTL"). FGTL is a wholly-owned subsidiary of Ford. Ford's principal executive offices are located at One American Road, Dearborn, Michigan 48126. FGTL's principal executive offices are located at One Parklane Blvd., Suite 911, Parklane Towers East, Dearborn, Michigan 48126.

Ford is a manufacturing company whose principal business is the design, manufacture, assembly and sale of cars and trucks and related products and services. FGTL manages certain intellectual property of Ford and Ford's affiliates. Ford Global Technologies, Inc. ("FGTI"), an entity that managed certain intellectual property of Ford and Ford's affiliates, merged into FGTL on March 1, 2003. As a result of the merger effective March 1, 2003, Ballard Common Shares owned by FGTI are now owned by FGTL.

Information concerning the name, business address, principal occupation and citizenship of each executive officer and director of Ford and FGTL is attached in Exhibit 1 hereto and incorporated herein by reference.

Neither Ford nor FGTL nor, to the knowledge of Ford or FGTL, any of their executive officers or directors, have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar violations). Neither Ford nor FGTL, nor to the knowledge of Ford or FGTL, any executive officer or director of Ford or FGTL, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.         Source and Amount of Funds or Other Consideration.

(a) On April 7, 1998, FGTI acquired an aggregate of 12,237,165 Ballard Common Shares (after giving effect to a three for one stock split in June, 1998), and, as a result of the merger described above in Item 2 above, such Ballard Common Shares are now owned by FGTL.

(b) On November 30, 2001, pursuant to an Acquisition and Plan of Merger Agreement among, inter alia, Ford, FGTI, DaimlerChrysler AG ("DCX") and Ballard dated October 2, 2001, Ford acquired a total of 9,917,876 Ballard Common Shares by private placement from Ballard as follows:

         (i) Ford acquired 919,624 Ballard Common Shares at a price of CDN$27.185 per Ballard Common Share, for an aggregate purchase price of CDN$24,999,978.44; and

         (ii) Ford acquired 8,998,252 Ballard Common Shares in consideration for the merger of Ford's wholly-owned subsidiary, Ford Electric Drive Holdings Company ("Ford Electric"), with and into a wholly owned subsidiary of Ballard. Ford Electric held a 62.1% interest in Ecostar Electric Drive Systems LLC and a 21.8% interest in Xcellsis AG.

(c) On January 12, 2005, pursuant to a Call Agreement dated December 31, 2003 (the "Call Agreement") among Ford, DCX, Ballard and DBF Pref Share Holdings Inc., Ballard issued to Ford, and Ford acquired

CUSIP No. 0585H 10 4                   13D


from Ballard, 2,026,157 additional Ballard Common Shares by way of a private placement for a purchase price of CDN$25,000,000.

All of the funds used for Ford's purchase of Ballard Common Shares were derived from its working capital.


Item 4.         Purpose of Transaction.

Ford initially acquired the Ballard Common Shares in order to participate in a global alliance with Ballard and DCX for the development, marketing and sale of fuel cell engines and related technology. The Call Agreement was entered into, and the additional Ballard Common Shares were issued to Ford, to permit Ballard to enhance its liquidity for the development of fuel cells and related products as a part of the alliance among Ford, Ballard and DCX.

On July 8, 2004, Ballard conditionally exercised its rights under the Call Agreement in connection with the execution of a Memorandum of Understanding among Ballard, Ford and DCX regarding a restructuring of the existing Third Alliance Agreement among them. The Third Alliance Agreement was entered into on November 30, 2001 following approval thereof by, among others, the holders of Ballard Common Shares other than Ford and DCX.

On December 16, 2004, Ballard provided each of Ford and DCX with a notice electing to treat the conditional call as being unconditional. The parties agreed to complete the transactions contemplated by the Call Agreement on January 12, 2005.

The Ballard Common Shares were issued to Ford at an agreed value of CDN$12.3386 per Ballard Common Share. This is the Canadian dollar equivalent of the average closing price of the Ballard Common Shares as reported on the Nasdaq National Market for the 20 trading days ending three business days before July 8, 2004, the date on which Ballard issued the conditional call notice.

New ownership arrangements are being negotiated for Ballard AG which, if completed, would result in an overall decrease in ownership of Ballard Common Shares by Ford and/or FGTL. With the exception of these negotiations, Ford and FGTL do not have any plans or proposals that relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D.


Item 5.         Interest in Securities of the Issuer.

Ford owns the direct legal and beneficial ownership interest and the sole right to vote and dispose of 11,944,033 Ballard Common Shares. FGTL owns an additional 12,237,165 Ballard Common Shares. As the parent company of FGTL, Ford is the indirect beneficial owner of the 12,237,165 Ballard Common Shares owned by FGTL. Accordingly, Ford and FGTL have shared dispositive and voting power over the 12,237,165 Ballard Common Shares held by FGTL. Ford's overall interest in Ballard amounts to 24,181,198 Ballard Common Shares, representing approximately 19.6% of the issued and outstanding Ballard Common Shares calculated on the basis of 123,236,389 Ballard Common Shares outstanding as of January 12, 2005.

To the knowledge of Ford and FGTL, no executive officer or director of Ford or FGTL owns any Ballard Common Shares.

CUSIP No. 0585H 10 4                   13D



Item 7.         Material to be Filed as Exhibits.

The following documents are appended hereto as Exhibits:

Designation       Description                           Method of Filing
-----------       -----------                           ----------------

Exhibit A         Directors and Executive Officers
                  of Ford and FGTL                      Filed with this Schedule
Exhibit B         Call Agreement dated Dec 31, 2003     Filed with this Schedule


                                    SIGNATURE



After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated as of January 18, 2005.



FORD MOTOR COMPANY                          FORD GLOBAL TECHNOLOGIES, LLC

By:/s/ Kathryn Lamping                     By:/s/ Thomas DeZure
  -------------------------------            ------------------------------

Name: Kathryn Lamping                       Name: Thomas DeZure

Title: Assistant Secretary                  Title: Secretary

Exhibit A

                       Directors and Executive Officers of
                              The Reporting Persons

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Ford Motor Company is set forth below. The business address of each executive officer and director is Ford Motor Company, One American Road, Dearborn, Michigan 48126.

                               FORD MOTOR COMPANY

Directors                    Title/Occupation

William Clay Ford, Jr.       Chairman of the Board and Chief Executive Officer,
                             Ford Motor Company

John R. H. Bond              Group Chairman, HSBC Holdings plc

Stephen G. Butler            Chairman and Chief Executive Officer, KPMG, LLP
                             (Retired)

Kimberly A. Casiano          President and Chief Operating Officer, Casiano
                             Communications, Inc.

Edsel B. Ford II             Vice President,  Ford Motor Company (Retired);
                             President and Chief Operating Officer, Ford Motor
                             Credit Company (Retired)

William Clay Ford            Chairman of Finance Committee, Ford Motor Company
                             (Retired); Owner and Chairman, The Detroit Lions,
                             Inc.

Irvine O. Hockaday, Jr.      President and Chief Executive Officer, Hallmark
                             Cards, Inc. (Retired)

Marie-Josee Kravis           Senior Fellow, Hudson Institute, Inc.

Richard A. Manoogian         Chairman and Chief Executive Officer, Masco
                             Corporation

Ellen R. Marram              Managing Director, North Castle Partners, LLC

Homer A. Neal                Director, University of Michigan ATLAS Project;
                             Samuel A. Goudsmit Distinguished Professor of
                             Physics and Interim President Emeritus,
                             University of Michigan

Jorma Ollila                 Chairman, Chief Executive Officer, and Chairman of
                             the Group Executive Board, Nokia Corporation

Carl E. Reichardt            Vice Chairman, Ford Motor Company (Retired)

Robert E. Rubin              Director, Chairman of the Executive Committee, and
                             member of the Office of the Chairman, Citigroup, Inc.

Nicholas V. Scheele          President, Ford Motor Company

John L. Thornton             Professor and Director, Global Leadership Program,
                             Tsinghua University (Beijing, China); President and Co-Chief Operating Officer, The Goldman Sachs
                             Group, Inc. (Retired)


Executive Officers           Title

William Clay Ford,           Chairman of the Board and Chief Executive Officer
Jr.

Nicholas V. Scheele          President

Allan D. Gilmour             Vice Chairman

James J. Padilla             Chief Operating Officer

Mark Fields                  Executive Vice President, Ford of Europe and
                             Premier Automotive Group

Mark A. Schulz               Executive Vice President, Asia Pacific and Africa

Greg C. Smith                Executive Vice President; President, the Americas

Donat R. Leclair             Executive Vice President, Chief Financial Officer

Michael E. Bannister         Group Vice President, Chairman & CEO, Ford Motor
                             Credit Company

Lewis W. K. Booth            Group Vice President, Chairman & CEO, Ford of
                             Europe

Earl J. Hesterberg           Group Vice President, North America Marketing Sales
                             and Service, the Americas

Roman J. Krygier             Group Vice President, Global Manufacturing

Joe W. Laymon                Group Vice President, Corporate Human Resources and
                             Labor Affairs

Philip R. Martens            Group Vice President, Product Creation

J C. Mays                    Group Vice President and Chief Creative Officer

Ziad S. Ojakli               Group Vice President, Corporate Affairs

Richard Parry-Jones          Group Vice President, Chief Technical Officer

Anne Stevens                 Group Vice President, Canada, Mexico and South
                             America

Dennis E. Ross               Vice President and General Counsel

James C. Gouin               Vice President and Controller


         With the exception of the following, each director and executive officer of Ford Motor Company listed above is a citizen of the United States:

Name                         Citizenship

John R. H. Bond              Great Britain

Jorma Ollila                 Finland

Marie-Josee Kravis           Switzerland/Canada

Nicholas V. Scheele          Great Britain

Lewis W. K. Booth            Great Britain

Richard Parry-Jones          Great Britain

James C. Gouin               Canada

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Ford Global Technologies, LLC is set forth below. The business address of each executive officer and director is One Parklane Blvd., Suite 911, Parklane Towers East, Dearborn, Michigan 48126.

                          FORD GLOBAL TECHNOLOGIES, LLC


Board of Management Member         Title/Occupation


William J. Coughlin                President and CEO, Ford Global Technologies

Gerhard  Schmidt                   Vice President, Research & Advanced
                                   Engineering, Ford Motor Company

Officers                           Title


William J. Coughlin                CEO, President & General Counsel

Ann Marie Petach                   Vice President - Treasurer

Susan  Gouldsbury                  Vice President - Tax Affairs

Thomas J. DeZure                   Secretary

Rebecca L. Burtless-Creps          Assistant Secretary

John K. Dickerson                  Assistant Secretary

Allan J. Lippa                     Assistant Secretary

         With the exception of the following, each director and executive officer of Ford Global Technologies, LLC listed above is a citizen of the United
States:

Name                                Citizenship

Gerhard  Schmidt                    Germany

 Exhibit B

                                 CALL AGREEMENT


THIS CALL AGREEMENT is dated December 31, 2003

AMONG:

       BALLARD POWER SYSTEMS INC., a corporation existing under the laws of Canada, having an office at 4343 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5J9

       ("Ballard")

AND:

       DAIMLERCHRYSLER AG, a corporation existing under the laws of Germany, having an office at Epplestrasse 225, 70546 Stuttgart, Germany

       ("DCX")

AND:

       FORD MOTOR COMPANY, a corporation existing under the laws of Delaware, having an office at One American Road, Dearborn, Michigan, 48126, United States of America

       ("Ford")

AND:

       DBF PREF SHARE HOLDINGS INC., a corporation existing under the laws of Canada, having an office at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada

       ("DBF Holdings")

       (Ballard, DCX, Ford and DBF Holdings are collectively referred to in this Agreement as the "Parties" and individually as a "Party")

WHEREAS:

(A) On August 29, 1997 Ballard, DCX and certain related parties entered into the Original Alliance Agreement, which formalized the combination of the Fuel Cell businesses of Ballard and DCX into an alliance between Ballard and DCX for the research, development, commercialization, manufacture, marketing and sale of Fuel Cells and Vehicular Fuel Cell Systems;

(B) On April 7, 1998, Ballard, DCX, Ford, and certain related parties entered into the New Alliance Agreement and other related agreements to amend the Original Alliance Agreement and establish a close collaboration for the research, development, commercialization, manufacture, marketing and sale of Vehicular Fuel Cells, Vehicular Fuel Cell Systems and E-Drives;

(C) On November 30, 2001 the Parties entered into the Third Alliance Agreement (the "Third Alliance Agreement") to enhance Ballard's ability to research, develop, commercialize, manufacture, market, sell and service Fuel Cells, Fuel Cell systems, E-Drives and power electronics for all applications;

(D) Pursuant to the Third Alliance Agreement, DCX and Ford agreed to invest up to CDN$30 million and CDN$25 million respectively in Ballard by participating in an Equity Financing undertaken by Ballard before November 30, 2004
(the "Follow-On Financing");

(E) On December 6, 2002, the Parties executed a non-binding memorandum of understanding (as amended, the "MOU") which contemplated, among other things, that instead of DCX's and Ford's commitment to provide the Follow-On Financing, they would, at Ballard's request at any time after December 31, 2003, make an equity investment in Ballard of a total of CDN$55 million, comprising
CDN$30 million by DCX and CDN$25 million by Ford (the "Equity Financing Commitment");

(F) On December 30, 2002, Ballard completed an offering of 7,700,000 Ballard Common Shares (the "Offering");

(G) Pursuant to a letter agreement dated December 10, 2002 among Ford, DCX and Ballard, Ballard conditionally waived the Follow-On Financing obligation in respect of the Offering, subject to the entering into of an amendment to the Third Alliance Agreement required to implement the Equity Financing Commitment; and

(H) The Parties have agreed to enter into this Agreement to record the terms for the Equity Financing Commitment separately from other amendments to the Third Alliance Agreement being considered by the Parties;


NOW THEREFORE the Parties mutually covenant and agree as follows:


                                     Part 1

                         Definitions and Interpretation

Definitions

1.1 In this Agreement, unless otherwise expressly defined, the following words and expressions will have the respective meanings ascribed to them below:

(a) "Call Date" means the date specified in each Call Notice on which the Closing for the Ballard Common Shares is to occur;

(b) "Call Notice" means a notice to be given by Ballard to each of DCX and Ford on the exercise of the call as described in ss.2.1 specifying, subject to the limitations contained in ss.2.1, the total number of Ballard Common Shares to be purchased by members of the DCX Group and the Ford Group provided that 54.55% of the above total number of Ballard Common Shares specified in the Call Notice are allocated to the DCX Group and 45.45% are allocated to the Ford Group and the Call Date for such Ballard Common Shares

(c) "Call Price" means, with respect to the Ballard Common Shares specified in any particular Call Notice, the average of the closing sale price per Ballard Common Share as reported on the Nasdaq National Market for the 20 trading days ending three Business Days before the applicable Call Date; and

(d) "Closing" means, with respect to any particular Call Notice, the completion of the purchase and sale of Ballard Common Shares pursuant to this Agreement.

Interpretation

1.2 In this Agreement, except as otherwise expressly provided or as the context otherwise requires

(a) "this Agreement" means this Call Agreement as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions of this Agreement;

(b) a reference to a Part is to a Part of this Agreement, and the symbol ss. followed by a number or some combination of numbers and letters refers to the section, paragraph, subparagraph, clause or subclause of this Agreement so designated;

(c) headings are solely for convenience of reference and are not intended to be complete or accurate descriptions of content or to be guides to interpretation of this Agreement or any part of it;

(d)      a reference to an entity includes any successor to that entity;

(e) a word importing the masculine gender includes the feminine and neuter, a word in the singular includes the plural, a word importing a corporate entity includes an individual, and vice versa;

(f) a reference to "approval", "authorization" or "consent" means written approval, authorization or consent: and

(g) capitalized terms in this Agreement, including the recitals, will have the meanings ascribed to them in the Third Alliance Agreement.

Currency

1.3 Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

                                     Part 2

                                    The Call

Call Right

2.1 Notwithstanding ss.2.3 and ss.3.1 of the Third Alliance Agreement but subject to the terms and conditions hereof , Ballard may, at any time, and from time to time, require DCX and Ford to purchase additional Ballard Common Shares by delivering notice (a "Call Notice") to each of them at least 30 days before the Call Date, and whenever Ballard delivers a Call Notice:

  (a) DCX will, or will cause members of the DCX Group to, on or before the Call Date, subscribe for, take up, purchase and pay for a number of Ballard Common Shares equal to the lesser of

        (i) the number of Ballard Common Shares specified in the Call Notice to be purchased by members of the DCX Group, and

        (ii) the quotient obtained when

                (A) the amount by which CDN$30,000,000 exceeds the total of all amounts, if any, previously paid by members of the DCX Group for the purchase of Ballard Common Shares pursuant to this Agreement is divided by

                (B) the Call Price for the Ballard Common Shares to be purchased pursuant to such Call Notice, and

  (b) Ford will, or will cause members of the Ford Group to, on or before the Call Date, subscribe for, take up, purchase and pay for a number of Ballard Common Shares equal to the lesser of

        (i) the number of Ballard Common Shares specified in the Call Notice to be purchased by members of the Ford Group, and

        (ii) the quotient obtained when

                (A) the amount by which CDN$25,000,000 exceeds the total of all amounts, if any, previously paid by members of the Ford Group for the purchase of Ballard Common Shares pursuant to this ss.2.1(b)

        is divided by

                (B) the Call Price for the Ballard Common Shares to be purchased pursuant to such Call Notice.

Waiver

2.2 In consideration of the rights granted to Ballard in ss.2.1, Ballard irrevocably waives its rights to require DCX and Ford to purchase Ballard Common Shares pursuant to ss.2.1(b) and ss.2.2(b) of the Third Alliance Agreement. The Parties agree to amend the Third Alliance Agreement to delete ss.2.1(b) and ss.2.2(b) from the Third Alliance Agreement.

Not a Missed Financing

2.3 The Parties agree that, provided that DCX and Ford perform their respective obligations as and when required pursuant to this Agreement, the fact that DCX and Ford did not purchase Ballard Common Shares in connection with the Offering will not be considered as a failure to purchase the number of Equity Securities in respect of the Offering for the purposes of ss.2.12, ss.2.13, ss.7.34 or ss.7.35 of the Third Alliance Agreement.

Issuance of Shares Not an Equity Financing

2.4 The Parties agree that the issuance of Ballard Common Shares pursuant to this Agreement will not be considered to be an Equity Financing under the Third Alliance Agreement.

Registration Right

2.5 Each of DCX and Ford acknowledges that the Ballard Common Shares acquired by members of its Group pursuant to this Agreement will be subject, in accordance with applicable securities laws and the rules and policies of applicable stock exchanges, to restrictions on resale. Ballard agrees that upon request by DCX and Ford after November 30, 2007 and subject to the parties entering into a satisfactory registration rights agreement, Ballard will qualify the Ballard Common Shares issued to DCX and Ford respectively pursuant to this Agreement, by issuance under securities laws in the United States of America of a registration statement or similar document pertaining thereto.

Limitation on Total Shareholdings

2.6 Except as provided in ss.2.7 and notwithstanding the restrictions contained in ss.3.1 of the Third Alliance Agreement, any acquisition of Ballard Common Shares pursuant to this Agreement by any member of the DCX Group or the Ford Group may not exceed the number of Ballard Common Shares that, when added to the total number of Ballard Common Shares owned by the members of the DCX Group and the Ford Group immediately before such acquisition, would result in the members of the DCX Group and the Ford Group owning, in the aggregate, more than 45%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares.

Election to Waive Limitation or Defer Excess Shares

2.7 If, on the date for the issuance of Ballard Common Shares to members of the DCX Group or the Ford Group pursuant to this Agreement, the number of such shares to be issued is greater than the number permitted under ss.2.6, Ballard may, at its option,

        (a) waive the limitation on the maximum number of shares permitted under ss.2.6 for such issuance (but no such waiver will constitute a waiver of such limitation for any other issuance or acquisition of shares), in which case DCX and Ford will cause such members of their respective Groups to purchase the number of shares required pursuant to this Agreement or such lesser number of shares as is specified by Ballard, or

        (b) accept the subscription price for and issue the maximum number of shares permitted under ss.2.6, in which case DCX and Ford will cause such members of their respective Groups to purchase that number of shares.

Closing

2.8 Each Closing will be completed at the offices of Ballard and on the Call Date and at the time specified in the applicable Call Notice, or such other locations, date and time as Ballard, DCX and Ford may agree in writing, acting reasonably.

Closing Documents

2.9 At the Closing, each of DCX and Ford will pay to Ballard the Call Price for each Ballard Common Share to be issued to it or members of its Group, by wire transfer to an account specified by Ballard and Ballard will deliver share certificates to each of DCX and Ford for the shares issued to the members of its Group.

Share Certificate Legends

2.10 Share certificates for Ballard Common Shares issued by Ballard pursuant to this Agreement will bear the following legends, which will remain thereon as long as the DCX Group or the Ford Group, as applicable, is subject to the restrictions on transfer of such securities:

         (a) "The transfer of the securities represented by this certificate is subject to the provisions of a Third Alliance Agreement made November 30, 2001 among Ballard Power Systems Inc., DCX AG, Ford Motor Company and DBF Pref Share Holdings Inc. A copy of the Third Alliance Agreement is on file at the office of the Corporate Secretary of Ballard Power Systems Inc."; and

         (b) "Unless permitted under securities legislation, the holder of the securities shall not trade the securities before [insert the date that is four months and a day after the distribution date]."

Additional Legend

2.11 In addition to the legends referred to in ss.2.10, Ballard will place on all share certificates representing the Ballard Common Shares issued pursuant to this Agreement and registered in the name of any member of the DCX Group or any member of the Ford Group the following legend, which will remain thereon until such time as it is no longer required under the U.S. Securities Act of 1933:

         "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF BALLARD POWER SYSTEMS INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT , IF APPLICABLE , OR (C) INSIDE THE UNITED STATES (I) PURSUANT TO THE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (II) PURSUANT TO ANOTHER APPLICABLE EXEMPTION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS GOVERNING THE OFFER AND SALE OF SUCH SECURITIES, IN EACH CASE AS EVIDENCED BY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM REASONABLY ACCEPTABLE TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

Regulatory Approvals

2.12. The Parties will make all reasonable efforts to obtain all necessary approvals of Governmental Authorities and stock exchanges for the issuance of the Ballard Common Shares pursuant to each Call Notice delivered under this Agreement, but if any such authority or stock exchange notifies any Party that it will not grant an approval necessary for the issuance of Ballard specified in a particular Call Notice

                  (a) Ford and DCX and each member of their respective
                  Groups will be released from their obligations to purchase the Ballard Common Shares specified in such Call Notice (provided that such release will not affect Ballard's right to deliver subsequent Call Notices under ss.2.1 to obtain the maximum amount of subscription proceeds permitted under ss.2.1) and, if applicable, and the fact that such Ballard Common Shares were not purchased will not be considered as a failure to purchase the number of Equity Securities in respect of the Offering for purposes of ss.2.12, ss.2.13, ss.7.34 or ss.7.35 of the Third Alliance Agreement, and

                  (b) Ballard will be released from its obligation to issue the Ballard Common Shares specified in such Call Notice .



                                      Part 3

                                     GENERAL

Modifications

3.1 No amendment, modification, supplement, termination or waiver of any provision of this Agreement will be effective unless in writing signed by each of the Parties having rights under this Agreement at that time and then only in the specific instance and for the specific purpose given.

Further Assurances

3.2 The Parties will execute such further assurances and other documents and instruments and do such other things as may be necessary to implement and carry out the intent of this Agreement.

Entire Agreement

3.3 The provisions in this Agreement constitute the entire agreement among the Parties in respect of the matters agreed to or expressly contemplated herein and supersede all previous expectations, understandings, communications, representations and agreements, whether verbal or written among the Parties.

Expenses

3.4 Except as otherwise expressly stated in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement.

Notices

3.5 Every notice, request, demand, direction or other communication (each, for the purposes of this ss.3.5, ss.3.6 and ss.3.7, a "Notice") required or permitted to be given pursuant to this Agreement will be deemed to be well and sufficiently given if in writing, in the English language, and delivered by hand (including recognized overnight courier service) in each case addressed as follows:

        (a)       if to Ballard at:

                  4343 North Fraser Way
                  Burnaby, British Columbia
                  Canada
                  V5J 5J9
                  Attention:  Corporate Secretary

        (b)       if to DCX at:

                  Epplestrasse 225
                  70546 Stuttgart
                  Germany
                  Attention: Legal Department, General Counsel with a copy to: Vice President, Mergers and Acquisitions

        (c)       if to Ford at:

                  One American Road
                  Dearborn, Michigan
                  48126
                  U.S.A.
                  Attention:  Corporate Secretary

        (d)       if to DBF Holdings at:

                  c/o Ballard Power Systems Inc.
                  9000 Glenlyon Parkway
                  Burnaby, British Columbia
                  Canada
                  V5J 5J9
                  Attention:  Secretary

                  and to:

                  c/o DaimlerChrysler AG
                  Epplestrasse 225
                  70546 Stuttgart
                  Germany
                  Attention: Legal Department, General Counsel with a copy to: Vice President, Mergers and Acquisitions and to:

                  c/o Ford Motor Company
                  One American Road
                  Dearborn, Michigan
                  48126
                  U.S.A.
                  Attention:  Corporate Secretary

or to such other address as is specified by the particular Party by Notice to the others.

Deemed Receipt

3.6 Any Notice delivered as aforesaid will be deemed conclusively to have been effectively given and received on the day Notice was delivered as aforesaid if it was delivered on a day that was a Business Day or on the next day that is a Business Day if it was delivered on a day that was not a Business Day.

Change of Address

3.7 A Party may at any time, by Notice to the others, change its address to some no less convenient address and will so change its address whenever its address ceases to be suitable for delivery by hand.

Enurement

3.8 This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

Time of the Essence

3.9 Time is of the essence in the performance of each obligation under this Agreement.

Counterparts

3.10 This Agreement may be executed in any number of notarial authentic copies, each of which will together, for all purposes, constitute one and the same instrument, binding on the Parties, and each of which will together be deemed to be an original.

Governing Law

3.11 This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein.

Proceedings

3.12 Each Party will not, and will ensure that none of its Subsidiaries will, at any time take any step or proceeding to have any of the provisions contained in this Agreement declared invalid or unenforceable or use any defence based on a claim of invalidity or unenforceability of any provision contained in this Agreement..


IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the day and year first above written.


BALLARD POWER SYSTEMS INC.               DAIMLERCHRYSLER AG


Per: /s/ Noordin Nanji                   Per: /s/ Arne Anderson
  -----------------------------------      ---------------------------------
  Signature                              Signature
  Name:  Noordin Nanji                   Name:    Arne Anderson
     --------------------------------      ---------------------------------
  Title: VP Corporate Strategy and       Title:   Director
         Development
        -----------------------------    -----------------------------------


Per: /s/ David Smith                     Per: /s/ Marianne Turnpen
  -----------------------------------    -----------------------------------
  Signature                              Signature
  Name:  David Smith                     Name:    Marianne Turnpen
     --------------------------------    -----------------------------------
  Title: Chief Financial Officer         Title:   Director
     --------------------------------    -----------------------------------


FORD MOTOR COMPANY                       DBF PREF SHARE HOLDINGS INC.


Per: /s/ Peter J. Sherry, Jr.            Per: /s/ Noordin Nanji
  -----------------------------------      ---------------------------------
  Signature                              Signature
  Name:  Peter J. Sherry, Jr.            Name:    Noordin Nanji
     --------------------------------      ---------------------------------
  Title: Secretary                       Title:   Corporate Secretary
     --------------------------------      ---------------------------------


                                         Per: /s/ Dennis Campbell
                                           ---------------------------------
                                         Signature
                                         Name:    Dennis Campbell
                                         -----------------------------------
                                         Title:   President
                                         -----------------------------------